

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

March 27, 2015

<u>Via E-Mail</u>
Mr. Jack Kopnisky
President and Chief Executive Officer
Sterling Bancorp
400 Rella Blvd.
Montebello, New York 10901

Re: Sterling Bancorp
Amendment No. 2 to Registration Statement on Form S-4
Filed March 13, 2015
File No. 333-200915

Dear Mr. Kopnisky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary, In the Merger, Hudson Valley's Shareholders Will Receive Shares of Sterling's Common Stock page 8</u>

1. Noting your recent issuance and sale of 6.9 million shares of common stock, please revise the third paragraph to disclose the following:

   - on the day the Merger Agreement was approved by the Board of Hudson and Keefe, Bruyette & Woods opined on the fairness of the transaction, the number of shares that Hudson Valley shareholders were to receive would have given them ownership of approximately 31 percent of Sterling;

- due to Sterling's issuance in February 2015 of 6.9 million shares of its common stock, Hudson Valley shareholders will receive shares of Sterling that would give them six percent less ownership of Sterling, approximately 25 percent of Sterling;

- the Merger Agreement does not restrict the ability of Sterling to issue and sell additional shares before the effective date of the merger regardless of the dilutive effect on Hudson shareholders; and

- the Merger Agreement does not provide for any increase in the consideration to reflect additional sales of stock by Sterling or changes in stock prices of either Sterling or Hudson Valley.

<u>Risk Factors, page 41</u>

2. Please revise the first risk factor on page 41 regarding the market value of the merger consideration to disclose the difference between the value of the consideration (based on the market price for Sterling stock) for each share of Hudson Valley stock on the following two dates:

- the date that the Hudson Valley Board approved the Merger Agreement and Keefe, Bruyette & Woods rendered its fairness opinion; and

- the most recent date.

<u>Background of the Merger, page 59</u>

3. We acknowledge your response to comment 6 of our letter to you dated February 6, 2015. As we requested please revise the first and second paragraphs on page 60 to clarify whether the idea to solicit Sterling originated with Keefe, Bruyette & Woods. Provide similar disclosure on pages 60 and 61 relating to the other three and two institutions that were solicited.

<u>Fairness Opinion of Keefe Bruyette & Woods to the Board of Hudson Valley Holding Corp., Appendix D</u>

4. We acknowledge your response to comment 10 of our letter to you dated February 6, 2015. As we requested in our letter of February 6, 2014 and in comment 23 of our letter to you dated January 8, 2015, please delete the limitation on reliance by shareholders in second to last paragraph on page D-5 ("This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Transaction. This opinion is not to be used for any other purpose. . . .")

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact or David Irving at (202) 551-3321 or Gustavo Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King

Dietrich King
Assistant Director